UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of November 2002

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	No	X

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

Issued by Harmony Gold
Mining Company Limited

For release on Friday
22 November 2002

For more details contact:

Bernard Swanepoel
on +27(0)83 303 9922

or

Ferdi Dippenaar
on +27(0)82 807 3684

Investor Relations

Corné Bobbert

Tel +27 11 684 0146

Fax +27 11 684 0188
Mobile +27(0)83 380 6614

E-mail:
cbobbert@harmony.co.za

Web site:

www.harmony.co.za

ISIN No.:    ZAE000015228

JSE: HAR
NASDAQ: HGMCY

HARMONY CLOSES ACQUISITION OF STAKE IN HIGH RIVER
GOLD MINES LTD.

Johannesburg – 21 November 2002 — Harmony Gold Mining Company Limited (“Harmony”) (NASDAQ: HGMCY) today announced that it has completed the acquisition of 17 074 861 common shares of High River Gold Mines Limited (“High River”) representing an approximate 21% interest in the issued share capital of High River. Details of the acquisition were previously announced in a press release issued by Harmony on November 11, 2002.

About High River Gold

High River Gold (TSE:HRG) is a Toronto based company with gold interests in Russia, Canada and West Africa.

The principle assets of High River Gold are:

•	a 53% fully diluted equity interest in OJSC Buryatzoloto – the 5th largest gold producer in Russia, with two operating mines producing a total of approximately 150 000 oz per year. As at the end of 2001 Buryatzoloto reported proven and probable reserves of 1.4 million ounces.

•	an agreement to acquire a 100% interest in the Berezitovoye Project situated in Siberia, Russia. The Berezitovoye deposit is amenable to open-pit mining and under the Russian classification system contains reserves of 1.38 million ounces gold and 6.49 million ounces silver.

•	a 50% interest and joint operatorship of the New Britannia gold mine situated in Manitoba, Canada – producing approximately 110 000 oz per year. As at the end of 2001 New Britannia reported proven and probable reserves of 0.360 million ounces.

•	an 80% interest in the Taparko gold project in Burkina Faso.

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Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 25, 2002

Harmony Gold Mining Company Limited

By: /s/ Fred Baker Name: Fred Baker Title: Company Secretary